SILVERCREST MINES INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of SilverCrest Mines Inc. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, June 15, 2011 at 11:00 a.m. (Vancouver local time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the reconvened meeting, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Pursuant to National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and

(b)

delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors has fixed May 11, 2011 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of May 11, 2011, 66,959,179 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at May 11, 2011, no person beneficially owned, or exercised control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company's issued and outstanding Common Shares.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy. Under the Business Corporations Act (British Columbia) and the Company’s Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting and described under “Particulars of Matters to be Acted Upon”.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy form intend to vote for the appointment of Davidson & Company, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to fix the number of directors at five and to elect five directors. The number of directors of the Company is currently fixed at four. The persons named below are the five nominees of management for election as directors, all of whom are current directors of the Company, except for Ross Glanville. Each director elected will hold office until the next annual general meeting or until the director’s successor is elected or appointed unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder’s Proxy that such shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by the nominee; the nominee’s present principal occupation or employment and, in the case of Ross Glanville, who is nominated for election at a shareholders’ meeting of the Company for the first time, also his principal occupation and employment during the last five years); the period during which the nominee has served as a director; and the number of Common Shares that the nominee has advised are beneficially owned or over which control or direction is exercised, directly or indirectly, by the nominee as of May 11, 2011.

Name, place of residence and positions with the Company	Principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled
J. SCOTT DREVER(1) British Columbia, Canada Director, Chairman and President

Chairman (since May 2008) and President of the Company (since May 2003); Chairman (since May 2008) and President (since August 2005) of Goldsource Mines Inc., a mineral exploration company; President of Nemesis Enterprises Ltd., a management consulting company, since 1995

		Since November 5, 2002	1,516,226 (3)
ROSS GLANVILLE British Columbia, Canada Director Nominee	Professional Mining Engineer; President of Ross Glanville & Associates Ltd., a consulting firm, from March 1990 to present,; Clifton Star Resources Ltd. from January 2010 to present, Archon Minerals Limited from June 2001 to present and Starfield Resources Ltd. from August 2004 to present, all of which are public mineral exploration and development companies	—	Nil
BARNEY MAGNUSSON British Columbia, Canada Director and Chief Financial Officer	Chief Financial Officer of the Company since May 2003; Chief Financial Officer of Goldsource Mines Inc., a mineral exploration company, since June 2010; President of Adapa Management Ltd., a private management and investment company, since 1985	Since May 23, 2003	1,695,727
GEORGE W. SANDERS(1)(2) British Columbia, Canada Director	President and Director of Goldcliff Resource Corporation, a mineral exploration company since March 2007	Since June 28, 2006	51,250

Name, place of residence and positions with the Company	Principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled
GRAHAM C. THODY(1) (2) British Columbia, Canada Director	President, CEO and a Director of UEX Corporation, an exploration and development company, since November 2009	Since May 23, 2003	75,000

(1)	Member of Audit Committee.

(2)	Member of Corporate Governance and Compensation Committee.

(3)	Of these Common Shares, 238,900 Common Shares are held by a company controlled by Mr. Drever.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Scott Drever, a director, Chairman and President of the Company, was a director of Energem Resources Inc. ("Energem") when the Ontario Securities Commission issued a temporary management cease trade order on February 25, 2002 (which was extended on May 9, 2002) in connection with the late filing of Energem's 2001 annual financial statements. The management cease trade order expired on June 10, 2002 after the relevant documents were filed. Mr. Drever ceased to be a director of Energem on May 26, 2004.

Other than as disclosed herein , no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Graham C. Thody, a director of the Company, was a director of Scaffold Connection Corporation ("Scaffold Connection") at December 31, 1999 when Scaffold Connection filed for and was granted protection under the Companies’ Creditors Arrangement Act (Canada) (for which it was cease traded) and continued to be a director of Scaffold Connection until November 6, 2001 prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101 (the “Corporate Governance Disclosure”). The Corporate Governance Disclosure of the Company is set out in Appendix A to this Information Circular.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and National Instrument 52-110 – Audit Committees (“NI 52-110”), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company’s Audit Committee is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix B to this Information Circular.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company’s Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair) J. Scott Drever George W. Sanders	Yes No Yes	Yes Yes Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Graham C. Thody, Audit Committee Chair

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants. He served as a member of the BCICA By-Laws Committee for several years. Mr. Thody has also served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver BC from 1979 to 2007. His practice focused on audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He is currently a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

J. Scott Drever

Mr. Drever is a graduate of the University of Manitoba (B.Sc.) as well as the Program for Management Development, Harvard University. He has completed the Canadian Securities Course sponsored by the Investment Dealers Association of Canada as well as numerous courses related to mining economics and risk management. He has served on numerous audit committees and has more than 30 years experience as an executive officer and director of a number of public companies listed on the TSX and TSX Venture Exchange. Mr. Drever has extensive international management experience with mining companies in corporate management, strategic planning and corporate development.

George W. Sanders

Mr. Sanders is a mining entrepreneur with over 25 years in mining and exploration finance experience. Mr. Sanders is also a Director of Bitterroot Resources Ltd., a Director of Fission Energy Corp. and a Director and President of Goldcliff Resource Corporation. He spent over 15 years as a registered representative and precious metals specialist with the investment firm Canaccord Capital Corporation (now Canaccord Genuity Corp.) and its predecessor companies. Mr. Sanders has held Corporate Development positions with Richmont Mines Ltd., Consolidated Cinola Mines and Shore Gold Inc. He provides the Company with a solid base in corporate finance and investor relations.

Audit Committee Oversight

At no time since January 1, 2010 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

At no time since January 1, 2010 has the Company relied on the exemption in section 2.4 of NI 52 110 (De Minimis Non audit Services) or an exemption from NI 52 110, in whole or in part, granted under Part 8 of NI 52 110 by a securities regulatory authority or regulator.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Davidson & Company, Chartered Accountants, is the auditor of the Company. The aggregate fees billed by the Company’s auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2010	$120,000	Nil	$6,000	Nil
December 31, 2009	$85,000	$5,650	$6,000	$23,212

_______________________
(1)

Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”. During the financial year ended December 31, 2009, the nature of the services comprising the fees disclosed under this category include reviewing accounting issues relating to gold derivative contracts and loan agreements.

(2)

Pertains to professional services for tax compliance, tax advice, and tax planning. During the financial years ended December 31, 2010, and December 31, 2009 the nature of the services comprising the fees disclosed under this category include the preparation of the T2 Corporate Tax Returns of the Company and its Canadian subsidiary, NorCrest Silver Inc., together with related schedules.

(3)

Pertains to products and services other than services reported under the other categories. During the financial year ended December 31, 2009, the nature of the services comprising the fees disclosed under this category include discussion and review of various financing documents.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts “venture issuers” from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO”s):

(a)	the person who acted as the Company’s chief executive officer (“CEO”) during the Company’s most recently completed financial year;

(b)	the person who acted as the Company’s chief financial officer (“CFO”) during the Company’s most recently completed financial year;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company’s financial year ended December 31, 2010, the Company had three Named Executive Officers, namely J. Scott Drever, the Company’s Chairman and President, Barney Magnusson, the Company’s Chief Financial Officer, and N. Eric Fier, the Company’s Chief Operating Officer.

Compensation Discussion and Analysis

Executive and Employee Compensation Objectives and Philosophy

The Board of Directors recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The principal objectives of the Company’s executive compensation program are as follows:

(a)	to attract and retain qualified executive officers;

(b)	to have compensation competitive within the marketplace;

(c)	to align executives’ interests with those of the shareholders; and

(d)	to reward demonstration of both leadership and performance.

Compensation Review Process

The Corporate Governance and Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.

The Corporate Governance and Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations with respect to basic salary, bonus and participation in equity compensation arrangements for each executive officer. In considering executive officers other than the President, the Corporate Governance and Compensation Committee shall take into account the recommendation of the President.

The Company does not have a formal compensation program with set benchmarks, however, the Company does have a compensation program which seeks to reward an executive officer’s current and future expected performance. Individual performance in connection with the achievement of corporate milestones and objectives is also reviewed for all executive officers.

Elements of Executive Compensation Program

The Company’s compensation program consists of the following elements:

(a)	base salary or consulting fees;

(b)	performance bonus payments; and

(c)	equity participation though the Company’s Stock Option Plan.

Base Salary or Consulting Fees

The Named Executive Officers of the Company are primarily compensated indirectly through consulting fees payable by the Company to their respective management companies. For the principal terms of these various management agreements, see under “Summary Compensation Table” and “Termination and Change of Control Benefits”.

Prior to 2008, annual base consulting fees for Named Executive Officers were significantly lower than prevailing industry rates for executive salary compensation.

In 2008, the Company increased the annual base consulting fees payable in respect of each Named Executive Officer from $102,000 per year to $175,000 per year, resulting in base consulting fees falling in line within the range of annual salaries paid to executive officers of similar companies in the industry. In adjusting the annual base consulting fees, the Board of Directors, with the recommendation of the Corporate Governance and Compensation Committee, considered the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by other companies in the mining industry which were similar in size as the Company, at the same stage of development as the Company and considered comparable to the Company;

(c)	the experience level of the Named Executive Officer;

(d)	the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future; and

(e)	the Named Executive Officer’s overall performance and performance in relation to the achievement of corporate milestones and objectives.

The Corporate Governance and Compensation Committee annually reviews the base consulting fees payable to the Named Executive Officers based on the aforementioned criteria to ensure that compensation levels are competitive and fair.

During the financial year ended December 31, 2010, the Named Executive Officers demonstrated a high degree of commitment and performance, which were evidenced by the following achievements:

  The completion in 2010 of the Santa Elena Mine on the Company’s Santa Elena Project, which included the construction of the Phase I leach pad, the completion of all earthworks and major concrete foundations for production facilities, all barren, pregnant and emergency ponds for the various solutions, and the installation of the Merrill Crowe recovery plant and all power generators.

  The Company’s first pour of silver and gold from the Santa Elena Mine occurred on September 9, 2010 and the first shipment of dore was completed in early October 2010.

  By the end of 2010, approximately 2,140 ounces of gold and 54,900 ounces of silver were produced as dore from the Santa Elena Mine with a significant amount of gold and silver still in solution for processing and recovery, and approximately 336,000 tonnes of ore had been placed on the heap leach pads at an average grade of 1.2 g/t gold equivalent.

  In 2010, the Company entered into option agreements with local vendors to acquire a 100% interest in the mineral concessions comprising the La Joya Property. By the end of 2010, the Company completed four drill holes at the La Joya Property which revealed visible mineralization in the structures, mantos and intrusive rocks.

Performance Bonus Payments

The performance bonuses are payable in cash or through equity-based compensation, and the amount payable is based on the Corporate Governance and Compensation Committee’s assessment of the Company’s performance for the year. Factors considered in determining bonus amounts include individual performance, financial criteria (such as successful financings, project management performance) and operational criteria (such as significant mineral property acquisitions, resource growth and the attainment of other corporate milestones).

In respect of the 2010 financial year, the Board of Directors, with the recommendation of Corporate Governance and Compensation Committee, awarded performance bonuses to the management companies of the Named Executive Officers. In awarding the performance bonuses, the Board considered the significant milestones reached in 2010 including the Company’s completion of the construction of the Santa Elena Mine and the commencement of the pouring of dore bars at mine (see above).

Equity Participation

The Company provides for equity participation in the Company through its Stock Option Plan. The granting of stock options is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.

Stock Options granted to the Named Executive Officers during the most recently completed financial year are disclosed herein under “Summary Compensation Table” and “Incentive Plan Awards – Outstanding share-based awards and option-based awards”.

Option-based Awards

Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Corporate Governance and Compensation Committee and subject to the limitations of the Company’s Stock Option Plan and the requirements of applicable regulatory authorities. The Corporate Governance and Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company and the remuneration and compensation policies, including the Stock Option Plan. The Stock Option Plan is administered by the Board of Directors.

Individual grants are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of his or her position and contribution to the Company, and previous option grants and exercise prices.

The Company has a “rolling 10%” Stock Option Plan (the “Plan”), which must be re-approved on an annual basis by the shareholders at each annual general meeting of the Company as required by the policies of the TSX Venture Exchange (the “TSX-V”). See “Approval of Other Matters To Be Acted Upon – Approval of Stock Option Plan”.

The Plan includes the following provisions:

  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Plan is 10% of the issued and outstanding Common Shares from time to time;

  The aggregate number of optioned Common Shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding Common Shares, unless the Company has obtained disinterested shareholder approval if and as may be required by the TSX-V.

  The number of optioned Common Shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding Common Shares.

  The aggregate number of optioned Common Shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of the issued and outstanding Common Shares of the Company in any 12-month period;

  The exercise price for options granted under the Plan will not be less than the market price of the Common Shares less applicable discounts permitted by the TSX-V. The Company has followed the practice of granting all stock options at or above the market price of the Common Shares;

  Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company;

  Options granted under the Plan are non-assignable, except by will or the laws of descent and distribution;

  Options granted to any optionee who is a director, officer, employee or consultant shall expire the earlier of: (a) that date which is 90 days (30 days, for persons engaged in investor relations activities) after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned subparagraph (a) in respect of any option for a specified period up to the expiry of the option period;

  For so long as the Common Shares are listed on the TSX-V, any Common Shares issued pursuant to the exercise of options that (a) were granted to an optionee who was a director, officer, promoter or significant shareholder of the Company; or (b) had an exercise price per share that was less than the market price, would be subject to a four-month hold period commencing on the date of grant of the option;

  The Board of Directors may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee;

  The vesting schedule for each option shall be determined by the Board of Directors at the time the option is granted and shall be specified in the option agreement in respect of the option; and

  If there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares, then the Board of Directors may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such bid or offer.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2010, 2009 and 2008.

Name and Principal Position of Named Executive Officer	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					($) Annual incentive plans	Long- term incentive plans
J. SCOTT DREVER Chairman and President (acting as Chief Executive Officer)	2010 2009 2008	175,000(2) 175,000(2) 144,583(2)	Nil Nil Nil	108,500 52,000 228,840	75,000(3) Nil 43,750(3)	Nil Nil Nil	Nil Nil Nil	(4) (4) (4)	358,500 227,000 417,173
BARNEY MAGNUSSON Chief Financial Officer	2010 2009 2008	175,000(2) 175,000(2) 144,583(2)	Nil Nil Nil	108,500 52,000 228,840	75,000(3) Nil 43,750 (3)	Nil Nil Nil	Nil Nil Nil	(4) (4) (4)	358,500 227,000 417,173
N. ERIC FIER Chief Operating Officer	2010 2009 2008	175,000(2) 175,000(2) 144,583(2)	Nil Nil Nil	108,500 52,000 228,840	150,000(3) Nil 87,500(3)	Nil Nil Nil	Nil Nil Nil	(4) (4) (4)	433,500 227,000 460,923

______________________
(1)

Amount is based on the grant date fair value of the award using the Black-Scholes pricing model, which is the valuation methodology used by the Company in accordance with Section 3870 of the CICA Handbook. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company. The following weighted- average assumptions were used: risk-free interest rate: 2.13% (2010), 2.41% (2009), 3.1% (2008); expected stock price volatility: 68% (2010), 72% (2009), 64% (2008); expected years of option life: 4.46 years (2010), 3.92 years (2009), 3.53 years (2008); expected dividend yield: nil (2010), nil (2009), nil (2008).

(2)

This amount was paid as a consulting fee to the management company controlled by the Named Executive Officer. See below for further details. Such amount represents all of the consulting fees paid to the management company which can be attributed to the applicable Named Executive Officer’s services as an executive officer of the Company. Amounts do not include applicable Goods & Services Tax (GST) for financial years ended December 31, 2009 and 2008 and Harmonized Sales Tax (HST) for financial year ended December 31, 2010.

(3)	This amount was paid as a performance bonus to the management company controlled by the Named Executive Officer. Amounts do not include applicable GST.
(4)

The aggregate amount of perquisites and other personal benefits, securities or property paid to each Named Executive Officer or to his respective management company did not exceed the lesser of $50,000 and 10% of each Named Executive Officer’s total consulting fee for the financial year.

In the 2009 financial year, the Company entered into a management agreement made effective September 15, 2009 with each of Nemesis Enterprises Ltd. (“Nemesis”), a company wholly-owned and controlled by J. Scott Drever, Adapa Management Ltd. (“Adapa”), a company wholly-owned and controlled by Barney Magnusson, and Maverick Consultants Inc. (“Maverick”), a company wholly-owned and controlled by N. Eric Fier, whereby the Company retained each of Nemesis, Adapa and Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of J. Scott Drever of Nemesis to serve as President, Chairman and a Director of the Company, Barney Magnusson of Adapa to serve as Chief Financial Officer and a Director of the Company and N. Eric Fier of Maverick to serve as Chief Operating Officer. In consideration for the services of Nemesis, Adapa and Maverick, the Company agreed to pay each party fees at the base rate of $175,000 per year plus applicable taxes, payable in equal monthly instalments, commencing as of September 1, 2009 and subject to increases as the Board in its discretion may determine from time to time. In December 2010, taking into consideration the growth of the Company and upon reviewing levels of compensation payable to executive officers in other companies of similar size and operations to that of the Company, the Company’s Compensation Committee approved an amendment to the annual base rate payable to each of Nemesis, Adapa and Maverick from $175,000 to $225,000 effective as of January 1, 2011.

All of the aforementioned management agreements (collectively, the “Management Agreements”) superseded and replaced previous management agreements in effect prior to September 1, 2009 between the Company and each of Nemesis, Adapa and Maverick which provided for the same annual base rates as set forth in the Management Agreements. The Management Agreements are for a term of three years, subject to the right of either party thereto to terminate its respective agreement by giving three months written notice to the other party thereto.

The Management Agreements contain change of control and non-competition provisions. For further details, see “Termination and Change of Control Benefits”.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2010 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
Named Executive Officer	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
J. Scott Drever	150,000(2)	0.70	Sep. 28, 2011	190,500	N/A	N/A
	200,000(2)	1.27	Mar. 27, 2013	140,000	N/A	N/A
	200,000(2)	1.03	Jul. 14, 2013	188,000	N/A	N/A
	200,000(3)	0.50	Jul. 22, 2014	294,000	N/A	N/A
	175,000(4)	1.05	Sep. 10, 2015	161,000	N/A	N/A
Barney Magnusson	150,000(2)	0.70	Sep. 28, 2011	190,500	N/A	N/A
	200,000(2)	1.27	Mar. 27, 2013	140,000	N/A	N/A
	200,000(2)	1.03	Jul. 14, 2013	188,000	N/A	N/A
	200,000(3)	0.50	Jul. 22, 2014	294,000	N/A	N/A
	175,000(4)	1.05	Sep. 10, 2015	161,000	N/A	N/A
N. Eric Fier	150,000(2)	0.70	Sep. 28, 2011	190,500	N/A	N/A
	200,000(2)	1.27	Mar. 27, 2013	140,000	N/A	N/A
	200,000(2)	1.03	Jul. 14, 2013	188,000	N/A	N/A
	200,000(3)	0.50	Jul. 22, 2014	294,000	N/A	N/A
	175,000(4)	1.05	Sep. 10, 2015	161,000	N/A	N/A

____________________
(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2010 (based on $1.97 closing price of the Common Shares on the TSX-V on that date).
(2)	These stock options are fully vested.
(3)	As at December 31, 2010, 75% of these stock options had vested and the remaining 25% vested on January 22, 2011.
(4)	As at December 31, 2010, 25% of these stock options had vested and an additional 25% will vest on each of March 10, 2011, September 10, 2011 and March 10, 2012.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2010 and the value of non-equity incentive plan compensation (i.e., performance bonuses) earned during the financial year ended December 31, 2010 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
J. Scott Drever	45,500	N/A	Nil
Barney Magnusson	45,500	N/A	Nil
N. Eric Fier	45,500	N/A	Nil

Pension Plan Benefits

The Company does not have a pension plan or deferred compensation plan.

Termination and Change of Control Benefits

Other than as described below, the Company does not have any contracts, agreements, plans or arrangements that provide for payments to or for the benefit of a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in a Named Executive Officer’s responsibilities.

The Company has entered into a Management Agreement with each of Nemesis, Adapa and Maverick (each, a “Consultant”) pursuant to which J. Scott Drever, Barney Magnusson and N. Eric Fier provide their respective services acting as President and Chairman (and a Director), Chief Financial Officer (and a Director) and Chief Operating Officer of the Company, respectively. For further details on the Management Agreements, see “Executive Compensation – Summary Compensation Table”.

Each Management Agreement provides that the Company may terminate the agreement with immediate effect upon delivery of written notice to the Consultant and payment to the Consultant of an amount equal to one-half of the then applicable base rate per annum payable to the Consultant. If such termination were to occur as of December 31, 2010, each Consultant would have been paid the amount of $87,500 pursuant to this provision (based on the then applicable base rate per annum of $175,000).

Each Management Agreement also provides that in the event that there is a change of control of the Company (as defined below) and within six months after such event, the Company delivers written notice to the Consultant terminating its respective Management Agreement, the Company shall, upon the effective date of termination, pay to the Consultant the greater of (a) any remaining balance of the three-year term of the Management Agreement at the then applicable base rate payable to the Consultant, and (b) an amount equal to two times (2x) the then applicable base rate. If such termination were to occur as of December 31, 2010, each Consultant would have been paid the amount of $350,000 pursuant to this provision (based on the amount of $350,000 being greater than the then applicable base rate per annum of $175,000 applied over 20 months remaining under the term of the Management Agreement as of the termination date).

For the purposes of the Management Agreements, “change of control” means an occurrence (a) where less than 51% of the Board of Directors of the Company are composed of continuing directors; or (b) where any person or persons acting jointly or in concert acquires more than 50% of the total voting rights attached to all classes of shares then outstanding in the Company having under all circumstances the right to vote on any resolution concerning the election of directors (a “Takeover”). For the purposes of the Management Agreements, a “continuing director” is a member of the Board of Directors of the Company on the day preceding the date of a Takeover, or a person who becomes a member of the Board of Directors of the Company subsequent to the date of the particular Management Agreement by the approval of at least a majority of the members of the Board of Directors who were members of the Board of Directors on the day preceding the date of a Takeover.

The Management Agreements also require each Consultant and Named Executive Officer to enter into a separate confidentiality and non-competition agreement with the Company. In particular, each Consultant and Named Executive Officer has agreed that commencing from the term of the Management Agreement and for a period of two years following termination thereof, such person shall not, either individually or with any other person, whether as principal, agent, shareholder, officer, advisor, manager, employee or otherwise, except with the Company’s written consent:

(a)

acquire, lease or otherwise obtain or control any beneficial, direct or indirect interest in mineral rights or other rights or lands in any mineral property in which the Company holds or is negotiating to acquire an interest or within a distance of five (5) kilometres from any point on the outer perimeter of any such property,

(b)

conduct any exploration or production activities or otherwise work on or in respect of any mineral property within a distance of five (5) kilometres from any point on the outer perimeter of such property,

(c)

solicit, divert or hire away, or attempt to solicit, divert, or hire away, any independent contractor or any person employed by any member of the Company and its affiliates or persuade or attempt to persuade any such individual to terminate his or her contract or employment with any member of the Company and its affiliates, or

(d)

impair or seek to impair the reputation of any member of the Company and its affiliates, or impair or seek to impair any relationships that any member of the Company and its affiliates has with its employees, customers, suppliers, agents or other parties with which any member of the Company and its affiliates does business or has contractual relations.

If, notwithstanding the prohibition set forth in the preceding paragraphs, a Consultant or Named Executive Officer acquires, leases or otherwise obtains or controls any interest, directly or indirectly, in breach of any of the preceding paragraphs, such person shall notify the Company of such acquisition within the thirty (30) days immediately following the date of such acquisition and the Consultant or Named Executive Officer shall agree, upon demand by the Company, to convey or cause to be conveyed such interest to the Company as soon as practicable thereafter.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2010. For directors who are Named Executive Officers, see “Executive Compensation – Summary Compensation Table”.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
George W. Sanders	12,000	N/A	93,000	Nil	N/A	Nil	105,000
Graham C. Thody	12,000	N/A	93,000	Nil	N/A	Nil	105,000

_____________________
(1)

Amount is based on the grant date fair value of the award using the Black-Scholes pricing model, which is the valuation methodology used by the Company in accordance with Section 3870 of the CICA Handbook. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company. The following weighted- average assumptions were used: risk-free interest rate: 2.13% (2010); expected stock price volatility: 68% (2010); expected years of option life: 4.46 years (2010); expected dividend yield: nil (2010).

During the financial year ended December 31, 2010, the Company paid a total of $24,000 in cash to two non-executive directors of the Company for their performance as directors of the Company. Effective January 1, 2011, the Company implemented a standard compensation arrangement pursuant to which each non-executive director is to receive annual compensation of $24,000 (payable in quarterly instalments) with an additional $6,000 to be paid to the Chair of the Audit Committee.

Outstanding share-based awards and option-based awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of the financial year ended December 31, 2010 with respect to the directors who are not Named Executive Officers.

	Option-based Awards				Share-based Awards
Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
George W. Sanders	100,000(2)	0.96	Aug. 15, 2011	101,000	N/A	N/A
	50,000(2)	0.70	Sep. 28, 2011	63,500	N/A	N/A
	100,000 (2)	1.27	Mar. 27, 2013	70,000	N/A	N/A
	100,000 (2)	1.03	Jul. 14, 2013	94,000	N/A	N/A
	18,750(3)	0.50	Jul. 22, 2014	27,563	N/A	N/A
	150,000 (4)	1.05	Sep. 10, 2015	138,000	N/A	N/A
Graham C. Thody	100,000(2)	0.70	Sep. 28, 2011	127,000	N/A	N/A
	100,000 (2)	1.27	Mar. 27, 2013	70,000	N/A	N/A
	100,000 (2)	1.03	Jul. 14, 2013	94,000	N/A	N/A
	100,000 (2)	0.45	Jan. 8, 2014	152,000	N/A	N/A
	75,000(3)	0.50	Jul. 22, 2014	110,250	N/A	N/A
	150,000 (4)	1.05	Sep. 10, 2015	138,500	N/A	N/A

____________________
(1)	Represents the difference between the market value of the Common Shares underlying the options on December 31, 2010 (based on $1.97 closing price of the Common Shares on the TSX-V on that date).
(2)	These stock options are fully vested.
(3)	As at December 31, 2010, 75% of these stock options had vested and the remaining 25% vested on January 22, 2011.
(4)	As at December 31, 2010, 25% of these stock options had vested and an additional 25% will vest on each of March 10, 2011, September 10, 2011 and March 10, 2012.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value of option-based awards and share-based awards which vested during the financial year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the financial year ended December 31, 2010 with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George W. Sanders	17,063	N/A	Nil
Graham C. Thody	17,063	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2010.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	4,900,000	$0.93	1,787,792 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,900,000	$0.93	1,787,792

(1)	The Plan is the only equity compensation plan in this category. For material features of the Plan, see “Executive Compensation – Option-based Awards”.

(2)

Based on a total of 6,687,792 Common Shares to be reserved and authorized for issue pursuant to options granted under the Plan, representing 10% of the issued and outstanding Common Shares as at December 31, 2010. The Plan is a “rolling 10%” stock option plan which means that the Company may reserve for issuance (pursuant to granted stock options) up to 10% of the Company’s issued and outstanding Common Shares from time to time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as disclosed in a previous information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2010 or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

The management companies of each of J. Scott Drever, Barney Magnusson and N. Eric Fier provide managerial and consulting services to the Company pursuant to the Management Agreements, as described under “Executive Compensation – Summary Compensation Table” and “Termination and Change of Control Benefits”. Other than as disclosed herein, no management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Stock Option Plan

Pursuant to the TSX-V’s Policy 4.4 entitled “Incentive Stock Options”, the Plan must be approved by the shareholders of the Company on a yearly basis because the Plan is a “rolling 10%” plan (i.e. up to 10% of the outstanding Common Shares from time to time may be reserved for issuance for options granted under the Plan). The full text of the Plan was previously distributed to shareholders with the Company’s information circular dated May 25, 2009 for that meeting, a copy of which is available on SEDAR or upon request to the Company (Attention: President, Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1, Telephone: (604) 694-1730 or Fax: (604) 694-1761). See “Executive Compensation – Option-based Awards” for a summary of the terms of the Plan.

The text of the proposed resolution to approve the Plan is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Company’s Stock Option Plan, previously approved by the shareholders of the Company, is hereby approved, ratified and confirmed and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

Reconfirmation of Shareholder Rights Plan

The Company’s current shareholder rights plan (the “Rights Plan”) was made effective on May 21, 2008 and was originally approved by the shareholders of the Company on June 26, 2008. In accordance with its terms, the Rights Plan will expire at the termination of the Meeting unless the shareholders of the Company reconfirm the Rights Plan. The Rights Plan will continue in effect so long as it is reconfirmed by the shareholders of the Company at every third annual general meeting thereafter. Accordingly, shareholders of the Company are being asked to reconfirm the Rights Plan at the Meeting.

A summary of the Rights Plan is contained in the Company’s information circular dated May 27, 2008, copies of which were previously distributed to shareholders for the Company’s 2008 annual meeting. A complete copy of the Rights Plan was also filed on SEDAR on May 22, 2008 and is accessible at www.sedar.com or may be obtained by sending a written request to the President of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The text of the proposed resolution to reconfirm the Rights Plan is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Company’s shareholder rights plan made effective as of May 21, 2008 and approved by the shareholders of the Company on June 26, 2008, is hereby approved, ratified and reconfirmed, and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2010 which are available on SEDAR and may also be obtained by sending a written request to the President of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

DATED as of the 13th day of May, 2011.

BY ORDER OF THE BOARD

“J. Scott Drever”

J. SCOTT DREVER
Chairman, President and Director

APPENDIX A

SILVERCREST MINES INC.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

Disclosure Requirements	Comments

Disclose the identity of directors who are independent	George W. Sanders Graham C. Thody Ross Glanville (new director nominee)

Disclose the identity of directors who are not independent, and describe the basis for that determination

J. Scott Drever
Barney Magnusson

J. Scott Drever is not an independent director because of his position as President and Chairman. Barney Magnusson is not an independent director because of his position as Chief Financial Officer of the Company.

Disclose whether or not a majority of the directors are independent. If the majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board is currently composed of four directors, two of whom are independent as defined in NI 58-101. If Ross Glanville is elected as a director, he will be an independent director on the Board. As J. Scott Drever is Chairman and President of the Company, Graham Thody, as independent director, acts as lead director of the Board. With the recommendation of the lead director and the advice of legal counsel, the Board will evaluate situations on a case by case basis to determine whether the exercise of independent judgement is appropriate or necessary under the circumstances. If deemed necessary or appropriate by the Board, the Board may appoint such special committees comprised of independent directors to consider any particular matter or transaction.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer

J. Scott Drever – Goldsource Mines Inc.

Ross Glanville – Archon Minerals Limited, Baja Mining Corp., Clifton Star Resources Inc. and Starfield Resources Inc.

Graham C. Thody – Baja Mining Corp., Geologix Explorations Inc., Goldsource Mines Inc. and UEX Corporation

George W. Sanders – Bitterroot Resources Ltd., Fission Energy Corp., and Goldcliff Resource Corporation

Disclosure Requirements	Comments

Describe what steps, if any, the board takes to orient new board members and describe any measures the board takes to provide continuing education for directors.

The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted given the size of the Company and the nature of the Company’s business. Orientation and education of new Board members is conducted by meetings between any new Board member and the Chairman of the Board and other long-standing Board members to assist any new director in learning about the Company’s key assets and about the business in which the Company is involved. In addition, new directors are encouraged to visit and meet with management on a regular basis. Given the size of the Company and the in-depth public company and professional experience of the members of the Board, there is no formal continuing education program in place. Board members are entitled to attend seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company.

Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a written Code of Conduct for its directors, officers and employees. The Code is available at www.sedar.com or may be obtained by requesting a copy from the Corporate Secretary at the Company’s head office. The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise.

Disclosure Requirements	Comments

Disclose what steps, if any, are taken to identify new candidates for board nomination, including who identifies new candidates, and the process for identifying new candidates

The Corporate Governance and Compensation Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Compensation Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms. With respect to new director nominees and the appointment of members of board committees, the Corporate Governance and Compensation Committee is also tasked with the following responsibilities:

	(a)	developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

	(b)	in conjunction with the Chairman (or, if the Chairman is not an independent director, the lead director), assigning Board members to the various committees of the Board; and

(c)

reviewing annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate, based on its review

Disclosure Requirements	Comments

Disclose what steps, if any, are taken to determine compensation for directors and CEO, including who determines compensation, and the process for determining compensation.

The Corporate Governance and Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. In that connection, the Corporate Governance Committee reviews and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely base salary or consulting fees, performance bonus and the allocation of incentive stock options. The committee’s compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) pay salaries to the Company’s executives that are competitive with those paid by companies comparable to the Company in the same industry; (iii) align executives’ interests with those of the shareholders; and (iv) reward both demonstration of leadership and performance. With the approval of the Corporate Governance and Compensation Committee, the Board may from time to time engage outside advisors at the expense of the Company to assist with the evaluation of compensation of directors and officers. Any compensation paid to a director or executive officer must be approved by the Corporate Governance and Compensation Committee.

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has no other committees other than the Audit Committee and the Corporate Governance and Compensation Committee. In addition to the above-mentioned responsibilities, the Corporate Governance and Compensation Committee is also tasked with:

	(a)	developing and recommending to the Board corporate governance principles applicable to the Company;

(b)

monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

	(c)	in conjunction with the lead director, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

	(d)	reviewing the Company’s Code of Conduct and recommending any changes to the Board; and

(e)

reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s Charter and recommending any proposed changes to the Board for approval. The Corporate Governance Committee must also annually review its own performance.

Disclosure Requirements	Comments

Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively

The Corporate Governance and Compensation Committee and the Board as a whole both assess the effectiveness of the Board, its committees and individual directors. Based on the Company’s size and the number of individuals serving on the Board and on each of the Board’s committees, the Board does not perform formal assessments annually. The assessment is conducted informally through discussion and evaluation. The Board plans to continue evaluating its own effectiveness and the effectiveness of its committees as may be determined necessary from time to time.

APPENDIX B

SILVERCREST MINES INC.
(the Company”)

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

  review and appraise the performance of the Company’s external auditor; and

  provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors except as permitted by applicable securities regulatory guidelines (including applicable exemptions while the Company is a “venture issuer” within the meaning of applicable securities legislation). A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least once annually, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports

	(a)	review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)

review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)

review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

	(d)	review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)

review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

	(f)	review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually; and

(g)

ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

2.	External Auditor

	(a)	review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

	(b)	obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

	(c)	review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d)

take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

	(e)	recommend to the Board the selection and, where applicable, the replacement of the external auditor nominated annually for shareholder approval;

	(f)	recommend to the Board the compensation to be paid to the external auditor;

(g)

at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

	(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

	(i)	review with management and the external auditor the audit plan for the year-end financial statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

(i)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.	Financial Reporting Processes

	(a)	in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

	(b)	consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

	(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

	(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

	(f)	review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

	(g)	review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

	(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

	(i)	review certification process;

	(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

	(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.	Other

	(a)	review any material related party transactions;

	(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

	(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.